

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 19, 2008

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle, Suite 200
Folsom, CA 95630

> **Re: Waste Connections, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Item 1.   Business, page 1
General

1.   We note your disclosure about the fifteen acquisitions which took place during the fiscal year ended December 31, 2007 (paragraph four of Note 4 to the Consolidated Financial Statements, page 60). In future filings, please ensure that your Business discussion incorporates disclosure about acquisition of any material assets, as required by Item 101(a)(1) of Regulation S-K.

Sales and Marketing, page 7

2.   At the end of the paragraph you disclose that you have grown primarily through acquisitions. We note that your operating strategy is to avoid competitive large urban markets and focus on providing solid waste services under exclusive arrangements which you generally have assumed from the acquired companies. In future filings, please consider expanding your risk factor disclosure to encompass your limited marketing experience in securing new contracts or successfully bidding for them.

Item 7. Management's Discussion and Analysis, page 26
Critical Accounting Estimates and Assumptions, page 27
Impairment of Intangible Assets, page 28

3.   Based on the significance of and the increase in your goodwill balance during 2007, please revise future filings to provide the following information.
        • Disclose how you determine the fair value of your reporting units, including a description of and the assumed benefits of the valuation method or methods used.
        • Provide a description of the material assumptions used and the sensitivity of those assumptions in determining fair value. For example, for a discounted cash flow analysis such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and the terminal rate.
        • To the extent that the carrying value of any of your reporting units is not materially different from its estimated fair value or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those reporting units, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.
        Refer to Section 501.14 of the Financial Reporting Codification for guidance.

4.   It appears that you consider your four operating regions to be your reporting units for purposes of assessing goodwill. If true, please explain to us how you made this determination and how goodwill has been distributed to each reporting unit. Please see paragraphs 30-35 of SFAS 142.

Liquidity and Capital Resources, page 36

5.   Please revise future filings to disclose the underlying reasons for the changes in your working capital and cash flow from operations. See Section I.D of the SEC Interpretive Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and

Results of Operations, found on our website at
http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

6.   Please disclose in future filings the specific terms of any material debt covenants
        in your debt agreements. For any material debt covenants, please disclose the
        most significant required ratios as well as the actual ratios as of each reporting
        date. This will allow readers to understand how much cushion there is between
        the required ratios and the actual ratios. See Sections I.D and IV.C of Release
        No. 33-8350.

7.   Based on the significance of interest expense, please revise future filings to
        include your future estimated cash interest payments for each period within the
        table of contractual obligations on page 38 or in a footnote to the table and discuss
        any material assumptions used to derive such amounts. Refer to footnote 46 of
        Release No. 33-8350.

Note 1. Organization, Business and Summary of Significant Accounting Policies, page 49
Segment Information, page 57

8.   We note the description in the Business Section of your operations spanning 143
        operating locations across 23 states. Please provide us with a detailed explanation
        of how you determined the four regions are your operating segments under SFAS
        131, and based on that determination how your operating segments qualify for
        aggregation into one reportable segment under paragraph 17 of SFAS 131.

DEFINITIVE PROXY STATEMENT FILED ON APRIL 2, 2008

Executive Compensation, page 12
Potential Payments Upon Termination or Change in Control, page 27
Change in Control, page 28

9.   In future filings please expand your disclosure to describe the rationale for
        providing a single trigger for payment in the event of a change in control.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding our comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief